Exhibit 21.1

List of Subsidiaries of Everbridge, Inc.

Company Name	Jurisdiction
Beijing Wan Qiao Da Guan Information & Technology Ltd.	China
Everbridge Holdings Limited	United Kingdom
Everbridge Europe Limited	United Kingdom
Everbridge Securities Corporation	Massachusetts
Microtech USA LLC	Delaware
Svensk Krisledning AB	Sweden
Everbridge Norway AS	Norway
UMS AB	Sweden
Everbridge Denmark ApS	Denmark
Everbridge France SAS	France
UMS Limited	United Kingdom
Everbridge Finland OY	Finland
Unified Messaging Systems & Services Private Limited	India
UMS Americas, LLC	Florida
Previstar, Inc.	Delaware
Previstar Private Limited	India
Everbridge Netherlands Holdings B.V.	Netherlands
Everbridge Netherlands B.V.	Netherlands
Everbridge Asia Pte. Ltd.	Singapore
NC4, LLC	Delaware
NC4 Public Sector, LLC	Delaware
MissionMode, Inc.	Minnesota
MissionMode Solutions Limited	United Kingdom